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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67002

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2021___ AND ENDING __12/31/2021__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>DALMORE GROUP LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>525 GREEN PLACE</u>
                                         (No. and Street)

WOODMERE	NY	11598
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIMBERLY NEELY	978-270-5055	kimberlyneely22@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

<u>MICHAEL T. REMUS CPA</u>
                      (Name – if individual, state last, first, and middle name)

PO BOX 2555	HAMILTON SQUARE	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/10		3598	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____OSCAR SEIDEL_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____DALMORE GROUP LLC_____, as of _DECEMBER 31_____, 21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MORTON N FRUCHT
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01FR6297762
Qualified in Nassau County
Commission Expires March 3, 2022

Signature:

Title: PRESIDENT/CEO

Notary Public

This filing** contains (check all applicable boxes):

x (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

x (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17

CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Dalmore Group LLC

STATEMENT OF FINANCIAL CONDITION

as of

December 31, 2021

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: **609-570-5526**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dalmore Group LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Dalmore Group LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dalmore Group LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dalmore Group LLC's management. My responsibility is to express an opinion on Dalmore Group LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Dalmore Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Dalmore Group LLC's auditor since 2021.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 14, 2022

DALMORE GROUP LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Current Assets		
Cash	$	384,404
Accounts receivable		24,054
Prepaid Expenses		51,515
Total Current Assets		459,973
Total Assets	$	459,973

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	39,587
Reg A fees payable		228,864
Net deferred revenue		41,750
Total Current Liabilities		310,201
Total Liabilities		310,201
<u>Member Equity</u>		
Member Equity		149,772
Total Liabilities & Member Equity	$	459,973

See accompanying notes.

1   Organization and Nature of Business

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2021. Cash is held at two major financial institutions and is insured by the Federal Deposit Insurance Corporation.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of the collectability of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2021 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

The Company recognizes *Revenue from Contracts with customers in accordance with* ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance

(e) Revenue Recognition – continued

requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments:
Revenue from contracts with customers includes income from various fees from investment banking and consulting services. The recognition and measurement of revenue is based on the assessment of an individual contract or as a portfolio of contract terms. The Company enters into contacts with customers that may include promises to transfer multiple services to the customer. Determining whether the services are considered distinct performance obligations that should be accounted for separately rather than together may require significant judgement. Significant judgment is also required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. In addition to where the standalone price of a performance obligation is not directly observable it is determined using information that may include market conditions and other observable inputs.

Referral fees
The Company acts as the broker/dealer for certain investors who qualify for the EB-5 Program in assisting them with the I-526 Immigration Petition. As part of the service for acting as the broker/dealer, the Company receives a fee upon satisfaction of all the requirements per the terms of the Investment Procurement Agreement. In addition, the Company is eligible to receive a per annum fee on the funds invested in the approved project by the qualified investor. This fee and the related commission expense is recognized upon receipt of the fee from the investor.

Advisory fees
The Company provides various investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are generally fixed and determined in the contract. Fees are recognized as revenue when received as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Revenue Recognition – continued

Service fees
The Company provides services to clients offering securities directly to the public in offerings that are generally exempt from registration under Regulation A+ and Regulation CF. The Company is entitled to certain success fees based on the aggregate amount raised by the client from investors. The company believes that the performance obligation is satisfied upon closing and the funds have been committed and transferred by the investor.

Private placement fees
The Company provides private placement offerings under Reg D, 506c; mostly in the real estate space and marketed to accredited investors. Placement fees are recognized at the time the fees are payable under the placement agreement when all performance obligations have been substantially completed.

Retainer fees
In certain engagements, clients are assessed non-refundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client of the Company, or fees which are in respect of a defined period, which range from a single payment to recurring payments for the duration of the contract. Such periods vary in length. In the case of retainer payments linked to specified time periods, fees are considered earned when the performance obligations are satisfied and are recognized ratably over the period covered by the retainer fee. The Company recognizes non-refundable retainer fees which are not linked to a specified time period when all performance obligations are satisfied.

Success fees
Success fees are owed to the Company on the closing of a merger and acquisition transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed.

Compliance fees
The Company receives flat fees that it charges its registered representatives on annual or prorated basis.

(f) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2021. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2017.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2021.

(g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(i)   Fair Value Hierarchy – continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3   Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2021, the Company had net capital of $74,203, which was $53,523 in excess of its required minimum net capital of $20,680. The Company had an AI/NC ratio of 418.04.%.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and not required to compute 15c3-3 reserve requirement.

4   Leases

The Company leases office space under a service agreement effective August 1, 2019 renewing annually.   Rent expense for the year ended December 31, 2021 was $2,013.

5   Concentrations

The Company has a revenue concentration with two customers that accounted for more than 25% of total revenues during the year. There is no assurance of future revenues from this concentration. However, management believes it has sufficient contacts in place to support operations for the foreseeable future.

The Company maintains its cash at financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2021. As of December 31, 2021 there was a cash balance of $134,275 that was not fully insured.

6   Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2021 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2021 or during the year then ended.

8   Related Party Transactions

During the year, the sole shareholder and president of the Company was paid $1,800,000 on a contractor basis.

9   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2021 the Company had implemented such policies and procedures.

10   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11   Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 14, 2022 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no other subsequent events have occurred which require disclosure in or adjustment to the financial statements.